Aviv REIT, Inc.

303 West Madison Street, Suite 2400

Chicago, IL 60606

January 24, 2014

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck

Re:	Aviv REIT, Inc.
Registration Statement on Form S-3 (Registration No. 333-192681)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aviv REIT, Inc. (the “Company”) hereby respectfully request that the effective date of the Registration Statement on Form S-3 of the Company (Registration No. 333-192681), as amended by Amendment No. 1 thereto (the “Registration Statement”), be accelerated to Tuesday, January 28, 2014 at 4:00 p.m. (Eastern time) or as soon thereafter as may be practicable.

The Company acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Luke Valentino at (312) 853-7696.

Very truly yours, AVIV REIT, INC.

By:	/s/ Craig M. Bernfield
	Name:	Craig M. Bernfield
	Title:	Chief Executive Officer

Acceleration Request Letter